Paul Hastings
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telephone 202 551 1700 • facsimile 202 551 1705 • www.paulhastings.com

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farrahshort@paulhastings.com

[redacted]

07027855

November 6, 2007

32724.00020

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

SUPPL

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of October 2007, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be

deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

Farrah C. Short

Farrah C. Short
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 74924030.8

Schedule 1

Information Published, Filed or Distributed During October 2007

1. Lawsuit against Yamaha U.S. Subsidiary Ends (Exhibit 1)

2. Interim Flash Report on Consolidated Basis (Results for the FY 2008.3 interim period ended September 30, 2007) (Exhibit 2)

3. Interim Period of FY2008.3 Performance Outline (Exhibit 3)

4. Outline of Performance for the Interim Period of the FY2008.3 and Outlook for the FY2008.3 as a Whole (Exhibit 4)

Exhibit 1

For immediate release

October 2, 2007

Company Name: YAMAHA CORPORATION
President and Representative Director Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Lawsuit against Yamaha U.S. Subsidiary Ends

Yamaha Corporation (Yamaha) has issued two previous news releases regarding a lawsuit pending against its U.S. subsidiary Yamaha Corporation of America (YCA), entitled "Notification of Lawsuit against a Yamaha Subsidiary" (issued on February 17, 2006) and "Notice of Withdrawal of a Portion of the Lawsuit against Yamaha's U.S. Subsidiary" (issued on June 29, 2007).

Outline of the Lawsuit

On November 29, 2005, ACE PRO SOUND AND RECORDING, L.L.C. (Headquarters in Florida, United States; Lines of business: retail sales of musical instruments, audio equipment, and other products; hereinafter, the plaintiff) brought a lawsuit against sellers of musical instruments and audio equipment, including YCA, one of Yamaha's principal U.S. subsidiaries, demanding compensation for damages incurred by the plaintiff because of refusal of transactions with the plaintiff by the defendants. YCA responded to this lawsuit by emphasizing that the requests of the plaintiff for compensation for damages were unfounded.

The parties concerned in this lawsuit were continuing to try to reach a solution, but Yamaha announced that as of September 26, 2007 the lawsuit was concluded as the plaintiff has withdrawn all requests for compensation.

For further information, please contact:
YAMAHA CORPORATION
Public Relations Group,
Public Relations Division
Telephone: +81-3-5488-6601
Facsimile: +81-3-5488-5060

Exhibit 2

YAMAHA CORPORATION

RECEIVED
2007 NOV -7 A 2:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Interim Flash Report

Consolidated Basis

Results for the FY2008.3 interim period ended September 30, 2007

October 31, 2007

Company name:	YAMAHA CORPORATION (URL http://www.global.yamaha.com/ir/report/)
Code number:	7951
Address of headquarters:	10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka 430-8650, Japan
Representative director:	Mitsuru Umemura, President and Representative Director
For further information, please contact:	Fumio Umeda, Accounting and Finance Manager
Telephone:	+81 53 460 2141
Scheduled date to submit Interim Securities Report:	December 12, 2007
Scheduled date to begin dividend payments:	December 10, 2007
Stock listing:	Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR THE FY2008.3 INTERIM PERIOD (April 1, 2007, to September 30, 2007)

Figures of less than ¥1 million have.been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	% change from the previous interim period	Millions of yen	% change from the previous interim period	Millions of yen	% change from the previous interim period	Millions of yen	% change from the previous interim period
FY2008.3 interim period (Ended September 30, 2007)	**¥280,654**	**6.1%**	**¥21,303**	**53.9%**	**¥21,601**	**(5.8)%**	**¥30,802**	**76.3%**
FY2007.3 interim period (Ended September 30, 2006)	¥264,517	2.8%	¥13,840	(3.7)%	¥22,931	7.5%	¥17,471	5.7%
FY2007.3 (Ended March 31, 2007)	¥550,361	—	¥27,685	—	¥42,626	—	¥27,866	—

	Net income per share	Net income per share after full dilution
	Yen	Yen
FY2008.3 interim period (Ended September 30, 2007)	**¥149.31**	**¥ —**
FY2007.3 interim period (Ended September 30, 2006)	¥ 84.76	¥ 84.70
FY2007.3 (Ended March 31, 2007)	¥135.19	¥135.11

(For reference) Equity in earnings of unconsolidated subsidiaries and affiliates:

FY2008.3 interim period	¥ 147 million
FY2007.3 interim period	¥10,176 million
FY2007.3	¥17,764 million

(2) Consolidated Financial Data

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY2008.3 interim period (As of September 30, 2007)	**¥636,756**	**¥383,307**	**59.7%**	**¥1,841.48**
FY2007.3 interim period (As of September 30, 2006)	¥556,449	¥337,036	59.7%	¥1,612.39
FY2007.3 (As of March 31, 2007)	¥559,031	¥351,398	62.0%	¥1,680.91

(For reference) Shareholders' equity:

FY2008.3 interim period	¥379,886 million
FY2007.3 interim period	¥332,356 million
FY2007.3	¥346,467 million

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2008.3 interim period (Ended September 30, 2007)	**¥ 192**	**¥ 48,887**	**¥ (350)**	**¥94,971**
FY2007.3 interim period (Ended September 30, 2006)	¥ 2,215	¥(11,777)	¥ 7,743	¥34,164
FY2007.3 (Ended March 31, 2007)	¥39,732	¥(22,427)	¥(8,246)	¥45,926

2. DIVIDENDS

Base date	Dividends per share		
	Interim period	Second half	Full fiscal year
	Yen	Yen	Yen
FY2007.3	¥10.00	¥12.50	¥22.50
FY2008.3	**¥25.00**	—	¥50.00
FY2008.3 (Outlook)	—	¥25.00	

Note: Breakdown of dividends for the interim period and second half:

FY2008.3 interim period: Dividend on common shares ¥15.00, special dividend of ¥10.00

FY2008.3 (outlook for the second half): Dividend on common shares ¥15.00, special dividend of ¥10.00

3. FORECASTS OF RESULTS FOR FY2008.3 (April 1, 2007, to March 31, 2008)

(Percentage figures for full fiscal years are changes from the previous fiscal year.)

	Net sales		Operating income		Recurring profit		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
FY2008.3	¥558,000	1.4%	¥33,500	21.0%	¥32,000	(24.9)%	¥38,000	36.4%	¥184.20

4. OTHER MATTERS

(1) Changes in the state of material subsidiaries during the period (Changes regarding specific companies accompanying changes in the scope of consolidation): No

(2) Changes in principles, procedures, methods of presentation, etc., related to the interim consolidated financial statements (Changes in material items that form the basis for the preparation and presentation of the interim consolidated financial statements)

(a) Changes related to revisions in accounting principles: Yes
(b) Changes other than those in (a) above: Yes

Note: (a) For further details, refer to "(5) Basic Items for the Preparation of the Interim Consolidated Financial Statements" on page 19.

(b) For further details, refer to "(6) Changes in Material Items Related to Preparation of the Interim Consolidated Financial Statements" on page 21.

(3) Number of shares issued (common shares)

(a) Number of shares at the end of the period (including treasury stock)

FY2008.3 interim period	206,524,626 shares
FY2007.3 interim period	206,524,626 shares
FY2007.3	206,524,626 shares

(b) Number of treasury stocks

FY2008.3 interim period	230,333 shares
FY2007.3 interim period	398,120 shares
FY2007.3	406,347 shares

Note: For an explanation of the number of shares used for computing net income per share (consolidated), please refer to "Per Share Information" on page 30.

Additional Information: Results of the Parent Company

1. Results of the parent company for the FY2008.3 interim period (April 1, 2007, to September 30, 2007)

(1) Parent-company operating results (% changes are increases/decreases from the previous period)

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2008.3 interim period (Ended September 30, 2007)	¥171,887	1.3 %	¥12,820	22.0%	¥15,112	14.6%	¥58,269	545.4 %
FY2007.3 interim period (Ended September 30, 2006)	¥169,696	(0.3)%	¥10,509	11.4%	¥13,188	2.5%	¥ 9,029	(1.3)%
FY2007.3 (Ended March 31, 2007)	¥323,043	—	¥12,558	—	¥19,860	—	¥11,310	—

	Net income per share
	Yen
FY2008.3 interim period (Ended September 30, 2007)	¥282.45
FY2007.3 interim period (Ended September 30, 2006)	¥ 43.76
FY2007.3 (Ended March 31, 2007)	¥ 54.82

(2) Parent-company financial data

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY2008.3 interim period (As of September 30, 2007)	¥470,249	¥311,050	66.1%	¥1,507.80
FY2007.3 interim period (As of September 30, 2006)	¥313,195	¥187,861	60.0%	¥ 910.58
FY2007.3 (Ended March 31, 2007)	¥309,002	¥187,266	60.6%	¥ 907.73

(For reference) Shareholders' equity:

	FY2008.3 interim period	¥311,050 million
	FY2007.3 interim period	¥187,861 million
	FY2007.3	¥187,266 million

* Explanation of the appropriate use of performance forecasts and other related items

Forecasts of consolidated performance shown on page 2 were prepared based on information available at the time of the forecast. Actual consolidated performance may differ from forecasts owing to a wide range of factors. For further information, please refer to page 5.

1. MANAGEMENT PERFORMANCE

(1) Analysis of Management Performance

1. Review of the Interim Period of the Fiscal Year

During the interim period under review, the Japanese economy experienced moderate growth, supported by strong profitability in the corporate sector and firm private capital investment. Overseas, although there were uncertainties regarding the performance of the U.S. economy, the economies of Europe continued on a recovery trend, and expansion in the economies of Asia outside Japan, including China, continued.

Amid these conditions, the Yamaha Group implemented a range of measures to attain its objectives under its medium-term business plan "YGP2010 (Yamaha Growth Plan 2010)."

Within "The Sound Company" business domain—which is the principal pillar of the medium-term business plan and includes the business domains of musical instruments, audio, music entertainment, AV/IT, and semiconductors—principal developments by segment were as follows. In musical instruments, the Group moved forward with the expansion of manufacturing capacity in its production centers in China and the realignment of its manufacturing bases, while also working to expand sales of high-value-added products. In addition, the Group endeavored to expand sales in emerging markets, including China. The Group established a business management company and took steps to realign and integrate the activities of the music entertainment businesses within the Group, with the objective of expanding the Group's music entertainment business.

In the AV/IT business, accomplishments included further technological development and strengthening of sales capabilities in the medium- to high-end hi-fi product lineup and the front sound speaker system product area.

In the electronic equipment business, the Group worked to increase the value added of its LSI sound chips for mobile phones and endeavored to expand its business activities into areas other than LSI sound chips for mobile phones, including silicon microphones and digital amplifiers.

Sales for the interim period under review rose 6.1% year on year, to ¥280.7 billion, supported by the positive impact of the decline in the value of the yen against other major currencies and the strong performance of the musical instruments and others businesses. Sales in Japan rose 2.0% year on year, to ¥147.2 billion, and overseas sales were up 11.0%, to ¥133.5 billion.

Profitwise, owing to the substantial improvement in the performance of the musical instruments and others businesses, operating income leapt 53.9%, to ¥21.3 billion. Recurring profit, however, declined 5.8% to ¥21.6 billion because of the exclusion of Yamaha Motor Co., Ltd. from consolidation under the equity method accompanying the sale of a portion of the Company's holdings of shares in that company, thus leading to a decline in the Group's equity in earnings of unconsolidated subsidiaries and affiliates. Net income for the interim period rose a sharp 76.3%, to ¥30.8 billion, because of the reporting of an extraordinary gain from the previously mentioned sales of a portion of the Company's holdings of shares in Yamaha Motor.

Results of operations by business segment were as follows:

Musical Instruments
Sales of pianos expanded owing to the strong performance in Europe and in China and other Asian economies outside Japan. Sales of electronic musical instruments, especially digital pianos, in overseas markets were favorable, and sales of professional audio equipment overseas rose substantially. In addition, the performance of wind instruments was favorable, while revenues from music schools and English language schools, remained at about the same level as in the same period of the previous year. However, revenues from the content distribution business were down because of the shrinkage of the polyphonic ring-tone market.

As a result of these various factors, sales of the musical instrument business rose 8.5%, to ¥170.8 billion, and operating income expanded 64.3%, to ¥18.0 billion.

AV/IT Products
In the audio business, the performance of AV receivers was weak in Japan and North America, leading to a decline in sales. Sales of online karaoke equipment also dropped.

As a result, the sales of this segment were down 3.2%, to ¥33.7 billion, but operating income climbed 8.1%, to ¥0.8 billion.

Electronic Equipment and Metal Products
Sales of the electronic equipment business were down, owing to lower demand for LSI sound chips for mobile phones. Sales of electronic metal products, however, rose due to the increases in product prices, reflecting the rise in costs of raw materials and other factors. Income declined owing to the drop in sales of electronic equipment and decline in the profit margin on sales.

As a consequence of these factors, sales of this segment edged up 1.3%, to ¥27.9 billion, while operating income declined 19.4%, to ¥1.8 billion.

Other important developments in this business included the conclusion of an agreement, on March 20, 2007, to sell 90% of the shares of Yamaha Metanix Corporation, a consolidated subsidiary engaged in the electronic metal products business, to Dowa Holdings Co., Ltd., and Dowa Metaltech Co., Ltd. The transfer of shares is scheduled to take place on November 30, 2007.

Lifestyle-Related Products

Sales of system bathrooms declined, but those of system kitchens rose, particularly sales of the moderately priced berry™ series.

As a result, sales increased 1.8%, to ¥22.9 billion, while operating income declined 20.2%, to ¥0.3 billion.

Recreation

In this business, the number of customers at the Group's golf courses remained at about the same level as in the same period of the previous year, but the number of persons staying at Group lodging and the number of day visitors using its facilities declined.

As a consequence, sales of this business were down 4.1%, to ¥8.7 billion, and the operating loss expanded to ¥0.7 billion, compared with an operating loss of ¥0.6 billion during the interim period a year earlier.

Note that based on the agreement reached with Mitsui Fudosan Resort Co., Ltd., on September 20, 2007 regarding the sale of stock and assets of the Group's recreation business, the Group transferred its full equity ownership in commercial properties and operating companies of four of its recreation facilities (Kiroro, Toba Hotel International, Nemunosato, and Haimurubushi) on October 1, 2007.

Others

In the golf products business, total sales expanded due to growth in domestic sales and exports. In the metallic molds and components business, sales of magnesium parts and plastic parts both increased, and sales of automobile interior wood components posted a major increase.

As a result, sales of this business climbed 25.9%, to ¥16.7 billion, and operating income amounted to ¥1.0 billion, compared with ¥0.1 billion for the interim period of the previous fiscal year.

Performance by geographical segment was as follows:

In Japan, sales rose 2.1%, to ¥154.7 billion, and operating income climbed 20.1%, to ¥14.5 billion. In North America, sales edged up 0.3%, to ¥44.6 billion, and operating income leapt 58.4%, to ¥2.6 billion. In Europe, sales were up 15.7%, to ¥49.0 billion, and operating income expanded a strong 105.5%, to ¥3.5 billion. In Asia, Oceania, and other areas, sales advanced 23.8%, to ¥32.4 billion, and operating income leapt 91.1%, to ¥5.6 billion.

2. Outlook for FY2008.3

This is the first year of the Company's "YGP2010 (Yamaha Growth Plan 2010)" and we are implementing initiatives to attain the plan's objectives.

Regarding the outlook for the year ending March 31, 2008, although there are feelings of uncertainty due to concern about a slowdown in the U.S. economy, we have revised our outlook for net sales and profitability upward, in comparison with the previous outlook, to take account of the advances made in the musical instruments business during the first half of the fiscal year and anticipated increases in sales in others businesses during the second half of the fiscal year.

Outlook for Consolidated Performance for the Full Fiscal Year

Outlook for Consolidated Performance for FY2008.3 (April 1, 2007, to March 31, 2008)

(Millions of yen)

	Net sales	Operating income	Recurring profit	Net income
Previous outlook (A)	¥557,000	¥32,000	¥30,000	¥35,500
Revised outlook (B)	558,000	33,500	32,000	38,000
Change (B-A)	1,000	1,500	2,000	2,500
% change (%)	0.2	4.7	6.7	7.0
Actual for FY2007.3	¥550,361	¥27,685	¥42,626	¥27,866

(2) Analysis of Financial Position

1. FY2008.3 Interim Period Cash Flows

Cash and cash equivalents (hereinafter, cash) at the end of the interim period were ¥95.0 billion, a net increase of ¥49.1 billion (compared with a net decrease of ¥1.2 billion in the interim period of the previous fiscal year).

Cash Flows from Operating Activities

Income before income taxes and minority interests for the interim period amounted to ¥49.8 billion (compared with ¥20.8 billion for the interim period of the previous fiscal year), but this figure includes gains from the sale of stocks of an affiliated company (totaling ¥27.8 billion). After taking account of increases in notes and accounts receivable—trade, an increase in inventories, and payment of income tax, net cash provided by operating activities was ¥0.2 billion (compared with net cash provided of ¥2.2 billion in the interim period of the previous fiscal year).

Cash Flows from Investing Activities

Net cash provided by investing activities was ¥48.9 billion (compared with net cash used in investing activities of ¥11.8 billion in the interim period of the previous fiscal year). Factors influencing this result were income from the sales of stocks of an affiliated company and purchases of fixed assets.

Cash Flows from Financing Activities

Net cash used in financing activities totaled ¥0.4 billion (compared with net cash provided by financing activities of ¥7.7 billion during the interim period of the previous fiscal year). Principal uses of cash for the interim period were the refund of resort membership deposits and the repayment of short-term loans.

•Trends in Cash-Flow Indicators

	FY2008.3 interim period	FY2007.3 interim period	FY2006.3 interim period	FY2007.3	FY2006.3
Equity ratio	**59.7%**	59.7%	57.2%	62.0%	60.8%
Equity ratio based on current market price	**83.4%**	92.1%	77.6%	97.0%	82.5%
Ratio of interest-bearing debt to cash flow	**—**	—	—	65.7%	113.9%
Interest coverage ratio	**0.4 times**	5.5 times	—	40.9 times	23.5 times

(Calculation Methods)
Equity ratio (%) = total shareholders' equity ÷ total assets
Equity ratio based on current market prices (%) = total market value of common stock ÷ total assets
Ratio of interest-bearing debt to cash flow (%) = interest-bearing debt ÷ net cash flows provided by operating activities (not shown for the interim periods)
Interest coverage ratio (times) = net cash flows provided by operating activities ÷ interest payments

Notes 1. All indicators are calculated based on consolidated financial figures.
2. Interest-bearing debt includes all balance-sheet debt for which interest payments are being made.
3. Figures for net cash flows provided by operating activities and interest payments are those from the cash flows from operating activities and interest paid from consolidated statements of cash flows
4. Since the operating cash flow for the interim period of the fiscal year ended March 31, 2006, was negative, interest coverage has not been shown.

2. Outlook for the Full Fiscal Year

Regarding the outlook for FY2008.3, we anticipate a decline in cash flow from operating activities, owing to an increase in payments of corporate income taxes and other factors. In addition, we are forecasting a substantial increase in cash flow from investing activities. Although we are scheduled to make capital investments above those of the previous fiscal year, cash from the sale of stock of affiliated companies will more than offset the outflow for capital investment.

(3) Basic Policy for Allocation of Profit and Dividends for FY2008.3

The Company has adopted a basic policy for allocating profit that is linked to the level of consolidated net income in the medium term and provides for increasing the ratio of consolidated net income to shareholders' equity by making additions to retained earnings that are appropriate for strengthening the Company's management position through investments in R&D, sales capabilities, capital equipment and facilities, and other areas, while also placing more emphasis than in the past on providing a return to shareholders that reflects consolidated performance. Specifically, the Company will endeavor to sustain stable dividends and sets a goal of 40% for its dividend payout ratio.

To provide a return to the Company's shareholders in connection with the sale of a portion of the Company's holdings of shares in Yamaha Motor Co., Ltd., the Company is scheduled to use a total of ¥30 billion from the proceeds of the sale of Yamaha Motor shares over a three-year period beginning with the fiscal year in progress. Specifically, the Company will pay a special dividend of ¥20 per common share for each of the coming three fiscal years and use the remainder of the ¥30 billion principally for making flexible buybacks of the Company's shares from the market.

Regarding the dividend for the fiscal year in progress, the Company is planning to pay a special cash dividend of ¥20 per common share in addition to the regular dividend of ¥30 per share, thus bringing the total dividend for the fiscal year to ¥50 per share. Of this total, ¥25 per common share (including half the special dividend, amounting to ¥10 per share) will be paid as a dividend for the interim period, and the remaining ¥25 (including the remaining half of the special dividend, amounting to ¥10) will be paid as a dividend for the end of the fiscal year.

(4) Types of Business Risk

Among the matters covered in this Interim Flash Report, items that may have a material impact on the decisions of investors include those described below. In addition, information related to future events as related in the text is based on judgments made by the Yamaha Group at the end of the interim period under review.

1. Business Structure

Under its new medium-term business plan, "YGP2010 (Yamaha Growth Plan 2010)," the Yamaha Group will continue to focus and concentrate on the allocation of its corporate resources. The Group positions its business activities in "The Sound Company" business domain, which encompasses "musical instruments, audio, music entertainment, AV/IT, and semiconductors," as its engine for growth and will actively invest management resources in this domain. However, in the event that sales and earnings do not increase as planned, this may have an adverse effect on the Group's earnings performance and financial position. In addition, the Group has defined a "Diversification" business domain that encompasses its other business activities. In this domain, the Group will endeavor to build strong positions in these activities and the respective industries; however, failure to develop businesses according to plan may negatively affect the Group's business results and/or financial condition.

2. Price Competition

The Yamaha Group confronts severe competition in each of its business segments. For example, in the musical instruments segment, the Company is a comprehensive manufacturer of musical instruments and sells high-quality, high-performance instruments covering a broad price spectrum. However, the Company confronts competitors in each musical instrument field and, in the high-priced product segments, competes with well-known brands. Also, in recent years, price competition with manufacturers in China and elsewhere has become more intense, especially in the lower price segments.

Also, in the AV/IT business, as competitors and products manufactured in China gain a stronger presence in the market, this business is being exposed to growing price competition. Depending on future realignments within the industry, changes in distribution, and the development of new technologies, there is concern that price-cutting competition may become more intense. It is conceivable that this could have an impact on the Group's current strong position in this business. Such price competition may have a negative effect on the Group's business results and/or financial condition.

3. Development of New Technologies

The Group will focus management resources on "The Sound Company" business domain and has built a strong position as the world's leader in the production of musical instruments. The Group has developed the activities of its AV/IT segment, focusing mainly on hi-fi AV products, and the activities of its electronic devices business, concentrating on sound sources built on its core operations in the semiconductor business.

Differentiating the Group's technologies in the field of "sound, music, and network" is indispensable for the Group's further development and growth. If the Group does not continue to develop technologies on a continuing basis, the value added of its products in the musical instruments segment will decline, and it may have to deal with price competition. The Group will then face the added problem of being unable to stimulate new demand for its products and may find it difficult to continue its AV/IT and electronic devices businesses. Even if the Group is successful in developing new technologies, there will be no guarantee that it will be able to commercialize products that the market will support.

Failure to develop new technologies would threaten future growth and profitability, and may negatively affect the Group's business results and/or financial condition.

4. Reliance on Suppliers of Materials and Parts

The Group's manufacturing and sale of its products—including semiconductors, lifestyle-related products as system kitchens, automobile interior wood components, and such materials and parts as magnesium parts—are dependent on the performance of its suppliers of related materials. When the bonds of trust between suppliers and Group companies are impaired by delivering,

quality, or other issues, this will have a negative impact on future orders. Moreover, there is also a possibility that Group companies may have to request compensation from suppliers in the event of quality problems or other defects.

In the event of such a scenario, this may negatively affect the Group's business results and/or financial condition.

5. Expansion of Business Operations into International Markets
The Yamaha Group has established manufacturing and marketing bases in various parts of the world and has developed its operations globally. Of the Group's 92 consolidated subsidiaries, 48 are foreign corporations, and, of this total, 14 companies are manufacturers located overseas, with principal manufacturing bases concentrated in China, Indonesia, and Malaysia and 47.6% of the Group's net sales generated overseas.

As a result, the Group may face certain risks, as listed below, arising from its operations in overseas markets. If such risks should arise, such as the difficulties of having manufacturing facilities concentrated in certain regions, there is a possibility the Group may not be able to continue to provide stable supplies of its products. Such risks include:

① Political and economic turmoil, terrorism, and war
② The introduction of disadvantageous policies or impositions or changes in regulations
③ Unexpected changes in laws and regulations
④ Difficulty in recruiting personnel
⑤ Difficulty in procuring raw materials and parts as well as issues related to the level of technology

The above items may negatively affect the Group's business results and/or financial condition.

6. Recruitment and Training of Personnel
The average age of the Company's workforce is relatively high, with a significant number of workers in the upper age brackets and many employees now retiring as they reach the set retirement age. Therefore, some important issues for the Company will be transferring skills for the manufacturing of musical instruments and other products to the next generation, recruiting and training the next group of employees, and dealing with changes in the Company's employment structure.

Failure to respond to such changes in its employment structure will inhibit business activities and future growth, and may negatively affect the Group's business results and/or financial condition.

7. Protection and Use of Intellectual Property
The Group has rights to intellectual property, including patents and other rights related to its proprietary technology as well as operating know-how. Some of this intellectual property cannot be fully protected, or only protected marginally, because of the limitations of legal systems in certain regions. Therefore, there may be instances where the Group cannot effectively prevent third parties from misusing its intellectual property. As a result, some products of other companies may appear in the market that are similar to or copies of those of Group companies, thus leading to the impairment of the Group's sales. In addition, there may be cases where third parties point out that the Group's products infringe on their own intellectual property rights. As a result, there is a possibility that sales of Group products that use the intellectual property in question may be delayed or suspended, and this may negatively affect the Group's business results and/or financial position.

There are also instances where the Group licenses in the intellectual property of third parties to produce key components for its products. Any increases in royalties paid for such intellectual property will result in higher manufacturing costs and may have an effect on price-competitiveness. Moreover, when the Group is unable to receive licenses for certain intellectual property, it may have to suspend manufacturing of the related products. The incidence of such cases may negatively affect the Group's business results and/or financial condition.

8. Defects in Products and Services
The Yamaha Group supervises the quality of its products in accordance with its rules for quality assurance. However, there is no guarantee that all products will be free of defects. The Group takes out insurance against product liability claims, but there is no guarantee that this insurance will be sufficient to cover payment of damages. If issues related to product liability arise, then it is likely that insurance rates will increase. In addition, costs related to the recovery of products, exchange and repair, and making changes in design will increase; the reputation of the Group in society will be damaged, which may result in a loss of sales; and the performance and financial position of the Group may deteriorate.

Also, although the Group pays careful attention to safety and sanitation at the retail shops, music schools, recreation establishments, and other facilities that it operates, as well as the occurrence of an accident that requires a temporary cessation of operations at the stores, music schools, or facilities as well as causes damage to the Group's reputation; this, in turn, may lead to a decline in sales. This may negatively affect the Group's business results and/or financial position.

9. Legal Regulations
All the Group's business operations around the world are subject to the laws and regulations of the countries where they are located. Examples of such regulations include laws that cover foreign investment, restrictions on exports and imports that may have an effect on national security, commercial activity, anti-trust issues, consumer protection regulations, tax systems, and environmental protection. In addition, the Group must handle personal information about its customers safely and confidentially. The Yamaha Group takes special care to ensure that its activities are in compliance with legal regulations, but in the event that it unexpectedly fails to comply with certain laws, there is a possibility that the Group's activities may be restricted and costs may increase as a result. The incidence of such cases may negatively affect the Group's business results and/or financial position.

10. Environmental Regulations
There is a trend toward making environmental regulations governing business activities more stringent, and corporations are being requested to fulfill their corporate social responsibilities through the implementation of voluntary environmental programs.

The Yamaha Group works to implement policies that exceed the requirements of environmental regulations as regards products, packaging materials, energy conservation, and the processing of industrial waste. However, there is no guarantee that the Group can completely prevent or reduce the occurrence of accidents in which restricted substances are released into the environment at levels exceeding established regulations. Moreover, in cases where soil pollution has occurred on the land formerly occupied by industrial plants, it may be necessary to spend substantial amounts of money for soil remediation when it is sold in the future, or it may be impossible to sell the land. There is also a possibility that the soil on land that has already been sold to third parties may release substances that are restricted, thus resulting in pollution of the air or underground water and requiring expenditures for cleaning and remediation. Should any of the above-mentioned scenarios materialize, it may negatively affect the Yamaha Group's business results and/or financial position.

11. Fluctuations in Foreign Currency Exchange Rates

The Yamaha Group conducts manufacturing and sales activities in many parts of the world, and Group company transactions that are denominated in foreign currencies may be affected by fluctuations in currency rates. The Group makes use of forward currency hedge transactions to minimize the impact of foreign exchange rate fluctuations in the short term. However, in the event that the Group cannot implement its initial business plans due to exchange rate fluctuations, it may negatively affect the Yamaha Group's business results and/or financial position.

12. Effects of Earthquakes and Other Natural Disasters

In the event of earthquakes and other natural disasters, the production plants of the Yamaha Group may be damaged. Many of the Group's plants have been relocated overseas, but the domestic plants of the Group's major subsidiaries are located in Shizuoka Prefecture. If the Tokai Earthquake, which has been forecast for some years, occurs, the Group will suffer damage to its facilities, be forced to suspend or delay production, and have to spend substantial sums of money to restore its plants to operating condition. This may negatively affect the Yamaha Group's business results and/or financial position.

13. Items Related to Changes in Financial Position

a. Valuation of Investment Securities

The companies of the Yamaha Group hold stock and other securities issued by their corporate customers and other companies that have quoted market values. (Representing acquisition costs of ¥17.4 billion and recorded on the consolidated balance sheets as ¥151.7 billion as of September 30, 2007) Since other securities with quoted market values are revalued at each balance sheet date based on the mark-to-market valuation method, there is a possibility that the value of such securities may fluctuate from period to period. Moreover, when the market value of these securities falls substantially below the purchase price, the Group must recognize the unrealized losses in its accounts. Therefore, deterioration in the value of such securities may negatively affect the Yamaha Group's business results and/or financial position.

b. Unrecognized Losses on Land Valuation

The difference between the market value of the Group's land, revalued in accordance with relevant legal regulations and the carrying value of such land on the Group's balance sheets at the end of the previous period and book value after the further reappraisal of property reappraisals based on the Law concerning Reevaluation of Land totaled –¥18.9 billion. In the event of the sale, or other disposal, of such land, this unrealized loss will be recognized and this may negatively affect the Yamaha Group's business results and/or financial position.

c. Application of Impairment Accounting to Fixed Assets

The tangible fixed assets held by the Yamaha Group may be subject to impairment accounting. In that case, it may negatively affect the Group's business results and/or financial position.

d. Retirement and Severance Liabilities and Related Expenses

The Yamaha Group computes its liabilities and expenses for retirement and severance based on its retirement and severance systems, a discount rate, and an expected rate of return on pension plan assets. In certain cases, the retirement and severance systems may be changed and the estimate of such liabilities may change every accounting period. As a result, in the event that retirement benefit liabilities and related costs increase, it may negatively affect the Group's business results and/or financial position.

2. THE YAMAHA GROUP

The Yamaha Group consists of Yamaha Corporation in Japan, 108 subsidiaries, and 12 affiliated companies and is involved in a wide range of businesses, including the musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation, and others segments.

Our major products and services and major consolidated subsidiaries, as well as their positioning, are as shown below. Furthermore, business divisions are the same as business segments.

Business segment	Major products & services	Major consolidated subsidiaries
Musical instruments	Pianos, Digital musical instruments, Wind instruments, String instruments, Percussion instruments, Educational musical instruments, Professional audio equipment, Soundproof rooms, Music schools, English language schools, Content distribution, and Piano tuning	Yamaha Music Tokyo Co., Ltd., and 9 other domestic musical instruments sales subsidiaries Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europe GmbH Yamaha Music Central Europe GmbH Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S. P.T. Yamaha Music Manufacturing Asia Yamaha Music & Electronics (China) Co., Ltd. Tianjin Yamaha Electronic Musical Instruments, Inc. Hangzhou Yamaha Musical Instruments Co., Ltd.
AV/IT	Audio products and IT equipment	Yamaha Electronics Marketing Corporation Yamaha Electronics Corporation, U.S.A. Yamaha Elektronik Europa GmbH Yamaha Electronics Manufacturing (M) Sdn Bhd Yamaha Music & Electronics (China) Co., Ltd.
Electronic equipment and metal products	Semiconductors and Specialty metals	Yamaha Kagoshima Semiconductor Inc. Yamaha Metanix Corporation
Lifestyle-related products	System kitchens, System bathrooms, Washstands	Yamaha Livingtec Corporation
Recreation	Sightseeing facilities, Accommodation facilities, Ski resorts, and Sports facilities	Kiroro Associates Co., Ltd. and 5 others
Others	Golf products, Automobile interior wood components, FA equipment, and Metallic molds and components	Yamaha Fine Technologies Co., Ltd.

Principal consolidated subsidiaries are recorded separately for each area of business in which they are engaged.

3. MANAGEMENT POLICY

(1) Basic Management Policy

The Yamaha Group aims to sustain its growth as a company that draws on its accumulated technologies and know-how in its core field of sound and music as it works together with people throughout the world to enrich culture and create *kando**. To this end, the Company will expedite decision-making processes, work to create technological innovation, strengthen its capabilities for responding to rapidly changing markets, and meet customer needs through the development and provision of superior-quality products and services. In addition, Yamaha will make effective use of its management resources, rationalize and improve the efficiency of its business practices, and secure a strong competitive position in the global marketplace. Furthermore, the Company is seeking to increase the transparency of its management, make certain that it can realize solid business performance, and accumulate and distribute earnings appropriately to ensure that it can meet the expectations of shareholders and investors. At the same time, the Company strives to act in accordance with the responsibilities of an exemplary corporate citizen by giving due consideration to safety and environmental protection and promoting its own rigorous compliance with relevant laws and regulations.

**Kando* (is a Japanese word that) signifies an inspired state of mind.

(2) Management Indicators Taken as Objectives

Under the medium-term business plan "YGP2010 (Yamaha Growth Plan 2010), covering the period from FY2008.3 to FY2010.3", the Group has set objectives of net sales of ¥590 billion, operating income of ¥45 billion, and ROE of 10% for the fiscal year ending March 31, 2010, as well as free cash flow (FCF) totaling ¥55 billion over the three years of the plan.

(3) The Group's Medium-Term Strategy and Issues to Be Addressed

Beginning in April 2007, the Group has embarked on a new medium-term business plan entitled "YGP2010 (Yamaha Growth Plan 2010), covering the period from FY2008.3 to FY2010.3". To implement the growth strategy outline in the plan, the Group will be addressing the following issues aggressively.

1. Attain Growth in "The Sound Company" Business Domain

"The Sound Company" business domain encompasses "musical instruments, audio, musical entertainment, AV/IT, and semiconductors," fields that are based on the Group's sound, musical, and network technologies. The Group has positioned this domain as the driver of its growth and is aggressively investing management resources in this domain.

·Musical Instruments

Currently, the Group is working to reduce fixed costs, through realignment of its manufacturing bases and the reform of its business processes, and aggressively pursue growth through the development of products from the customers' point of view, expand sales of high-value-added products, and structure as well as strengthen sales capabilities in the Chinese and Russian markets. In the professional audio equipment field, the Group is working to expand the scope of its operations by strengthening its systems capabilities and technologies by drawing on its digital network technology and by boosting its marketing power. In the musical entertainment business, the Group is endeavoring to aggressively further develop its activities through strengthening its business foundations by realigning and integrating related Group businesses.

·AV/IT Products

In the hi-fi market, the Group is strengthening its lineup of medium- to high-level products systems, further developing its technology and expanding sales of front surround sound systems, while working to establish its position in telephone/TV IP conferencing system business.

·Electronic Equipment

The Group is endeavoring to secure the profitability of its LSI sound chips for mobile phones through enhancing the value added of its products, while expanding into business outside the field of LSI sound chips for mobile phones into silicon microphones and digital amplifiers.

2. Establish Firm Positions in the "Diversification" Business Domain

The Group's other businesses have been grouped in the "Diversification" business domain and are being managed to increase the Group's corporate value by establishing strong positions in the industries where these businesses operate and conducting sound management.

·Lifestyle-Related Products

The Group is working to expand revenues and income in this business by strengthening its lineup of system kitchens and system baths and reducing manufacturing costs while expanding sales of high-value-added products and enhancing its marketing power through the use of its showrooms.

·Recreation

The Group is concentrating its management resources allocated to this business in its Tsumagoi and Katsuragi facilities with the goals of increasing profitability and contributing to building further on the Yamaha brand.

•Others

In golf products business, the Group will continue its growth strategy aimed at becoming a top player group in this area. In the metallic molds and components business, the Group is working to expand these activities by reducing costs and developing mass-production technologies. In the factory automation (FA) equipment business, the Group is endeavoring to develop new business fields. In the automobile interior wood components business, the Group will pursue synergies in marketing, technology, and manufacturing through integrating these operations with metallic molds and components.

3. Companywide Themes for Promoting the Group's Growth Strategy

Themes for promoting the Group's growth strategy include pursuing a brand strategy to support business and product strategies, strengthen and make use of personnel capable of responding to changes in the operating environment, revitalize R&D activities, and apply the Web infrastructure to management and marketing.

4. Enhance Corporate Governance to Bolster Comprehensive Group Strengths

While designing and evaluating "internal control systems related to financial reporting" and verifying the effectiveness of existing systems, the Group will redesign systematic internal control mechanisms. In addition, in the area of corporate social responsibility (CSR), while emphasizing compliance and initiatives that are suited to Yamaha as a company, the Group will endeavor to make CSR initiatives an integral and sustainable part of its activities.

(4) Other Important Matters Related to Management

1. Regarding Litigation against Yamaha's Subsidiary

On November 29, 2005, ACE PRO SOUND AND RECORDING, L.L.C. (Headquarters in Florida, United States; lines of business: retail sales of musical instruments, audio equipment, and other products; hereinafter, the plaintiff) brought a suit against sellers of musical instruments and audio equipment, including Yamaha Corporation of America (hereinafter, YCA), one of Yamaha's principal U.S. subsidiaries, demanding compensation for damages incurred by the plaintiff because of refusal of transactions with the plaintiff by the defendants. YCA responded to this lawsuit by emphasizing that the requests of the plaintiff for compensation for damages were unfounded.

Efforts were continuing to reach a settlement with parties to this lawsuit, but on September 26, 2007, the plaintiff withdrew all claims against the defendants and the legal proceedings were terminated.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen		
	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of Mar. 31, 2007)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 70,365**	¥ 34,977	¥ 46,702
Notes and accounts receivable—trade	**90,962**	87,859	78,669
Marketable securities	**25,919**	720	419
Inventories	**95,577**	90,977	82,214
Deferred income taxes	**20,052**	18,080	17,724
Other current assets	**10,207**	6,794	7,362
Allowance for doubtful accounts	**(3,888)**	(2,138)	(2,060)
Total current assets	**309,197**	237,270	231,033
Fixed assets:			
Tangible assets:			
Buildings and structures	**45,550**	47,182	46,179
Machinery, equipment and conveyance devices	**22,239**	22,981	23,034
Tools, furniture and fixtures	**14,770**	15,682	15,339
Land	**62,684**	63,901	63,495
Construction in progress	**4,865**	2,231	1,824
Total tangible assets	**150,111**	151,980	149,872
Intangible assets:	**2,867**	3,212	2,951
Investments and other assets:			
Investment securities	**164,002**	140,235	150,369
Deferred income taxes	**2,168**	15,004	16,790
Other assets	**9,588**	9,585	9,038
Allowance for doubtful accounts	**(1,179)**	(838)	(1,022)
Total investments and other assets	**174,579**	163,986	175,174
Total fixed assets	**327,558**	319,178	327,998
Total assets	**¥636,756**	¥556,449	¥559,031

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of Mar. 31, 2007)
LIABILITIES			
Current liabilities:			
Notes and accounts payable—trade	**¥ 46,004**	¥ 43,475	¥ 43,165
Short-term loans	**27,513**	27,897	15,118
Current portion of long-term debt	**4,187**	7,008	4,301
Accrued expenses and payables	**42,694**	41,936	54,415
Income taxes payable	**31,961**	7,142	6,012
Reserves	**4,420**	5,400	5,976
Other current liabilities	**6,885**	6,960	7,666
Total current liabilities	**163,666**	139,821	136,656
Long-term liabilities:			
Long-term debt	**5,202**	4,328	6,132
Deferred income taxes	**21,142**	—	239
Deferred income taxes on land revaluation	**17,735**	17,742	17,735
Accrued employees' retirement benefits	**26,384**	28,044	27,140
Long-term deposits received	**17,234**	26,957	17,424
Other long-term liabilities	**2,082**	2,518	2,303
Total long-term liabilities	**89,782**	79,591	70,977
Total liabilities	**253,449**	¥219,412	¥207,633
NET ASSETS			
Shareholders' equity:			
Common stock	**28,534**	28,534	28,534
Capital surplus	**40,054**	40,054	40,054
Retained earnings	**225,857**	252,103	260,555
Treasury stock, at cost	**(315)**	(318)	(339)
Total shareholders' equity	**294,131**	320,373	328,804
Valuation and translation adjustments:			
Net unrealized holding gain on other securities	**81,180**	14,516	13,718
Loss on deferred hedges	**(8)**	(389)	(406)
Land revaluation difference	**16,289**	18,241	18,116
Translation adjustments	**(11,705)**	(20,384)	(13,765)
Total valuation and translation adjustments	**85,755**	11,983	17,662
Minority interests	**3,420**	4,679	4,931
Total net assets	**383,307**	337,036	351,398
Total liabilities and net assets	**¥636,756**	¥556,449	¥559,031

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Operations

	FY2008.3 interim period (Apr. 1, 2007–Sept. 30, 2007)		FY2007.3 interim period (Apr. 1, 2006–Sept. 30, 2006)		FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	¥280,654	100.0	¥264,517	100.0	¥550,361	100.0
Cost of sales	174,759	62.3	169,218	64.0	352,382	64.0
Gross profit	105,894	37.7	95,299	36.0	197,979	36.0
Deferred unrealized profit	(0)		0		1	
Total gross profit	105,894	37.7	95,299	36.0	197,980	36.0
Selling, general and administrative expenses	84,590	30.1	81,458	30.8	170,295	31.0
Operating income	21,303	7.6	13,840	5.2	27,685	5.0
Non-operating income:						
Interest received	530		298		648	
Dividends received	1,718		348		435	
Equity in earnings of unconsolidated subsidiaries and affiliates	147		10,176		17,764	
Other	887		761		2,485	
Total non-operating income	3,283	1.2	11,584	4.4	21,334	3.9
Non-operating expenses:						
Interest paid	504		415		972	
Cash discounts	1,909		1,889		4,371	
Other	571		188		1,048	
Total non-operating expenses	2,986	1.1	2,493	0.9	6,393	1.2
Recurring profit	21,601	7.7	22,931	8.7	42,626	7.7
Extraordinary income:						
Gain on sales of fixed assets	1,296		181		330	
Reversal of reserves	335		129		244	
Gain on sales of investment securities	58		30		31	
Gain on sales of stocks of subsidiaries	27,781		—		—	
Total extraordinary income	29,471	10.5	341	0.1	606	0.1
Extraordinary loss:						
Loss on disposal of fixed assets	395		749		1,394	
Loss on sales of stocks of subsidiaries	699		—		—	
Loss on sales of interests in subsidiaries	21		—		—	
Loss on revaluation of stocks of subsidiaries	66		—		119	
Special retirement payments	51		—		728	
Loss on revaluation of investment securities	—		10		14	
Impairment losses	—		—		4,728	
Structural reform expenses	—		1,703		3,146	
Total extraordinary loss	1,235	0.4	2,462	0.9	10,130	1.8
Income before income taxes and minority interests	49,837	17.8	20,810	7.9	33,101	6.0
Current income taxes	29,866	10.6	4,419	1.7	7,010	1.2
Deferred income taxes (benefit)	(11,287)	(4.0)	(1,391)	(0.5)	(2,268)	(0.4)
Minority interests	456	0.2	311	0.1	493	0.1
Net income	¥ 30,802	11.0	¥ 17,471	6.6	¥ 27,866	5.1

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Changes in Shareholders' Equity

FY2008.3 Interim Period (April 1, 2007, to September 30, 2007)

(Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Translation adjustments	Total valuations and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2007	¥28,534	¥40,054	¥260,555	¥(339)	¥328,804	¥13,718	¥(406)	¥18,116	¥(13,765)	¥17,662	¥4,931	¥351,398
Changes during the period:												
Dividends from surplus			(2,578)		(2,578)							(2,578)
Net income for the period			30,802		30,802							30,802
Changes in the scope of consolidation			(493)		(493)							(493)
Changes in interests in subsidiaries			(60,275)	43	(60,232)							(60,232)
Reversal of reserve for land revaluation difference			(2,152)		(2,152)							(2,152)
Purchases of treasury stock				(19)	(19)							(19)
Changes, net, in items other than shareholders' equity						67,462	398	(1,826)	2,059	68,092	(1,510)	66,582
Total changes during the period	–	–	(34,697)	24	(34,673)	67,462	398	(1,826)	2,059	68,092	(1,510)	31,909
Balance at September 30, 2007	¥28,534	¥40,054	¥225,857	¥(315)	¥294,131	¥81,180	¥ (8)	¥16,289	¥(11,705)	¥85,755	¥3,420	¥383,307

Note: Figures of less than ¥1 million have been omitted.

FY2007.3 Interim Period (April 1, 2006, to September 30, 2006)

(Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Translation adjustments	Total valuations and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ –	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period:												
Dividends from surplus			(2,063)		(2,063)							(2,063)
Net income for the period			17,471		17,471							17,471
Changes in the scope of consolidation			(0)		(0)							(0)
Changes in interests in subsidiaries			(135)	0	(135)							(135)
Reversal of reserve for land revaluation difference			(0)		(0)							(0)
Bonuses to directors and corporate auditors			(80)		(80)							(80)
Purchases of treasury stock				(16)	(16)							(16)
Changes, net, in items other than shareholders' equity						(954)	(389)	(184)	2,706	1,177	207	1,384
Total changes during the period	–	–	15,190	(16)	15,174	(954)	(389)	(184)	2,706	1,177	207	16,558
Balance at September 30, 2006	¥28,534	¥40,054	¥252,103	¥(318)	¥320,373	¥14,516	¥(389)	¥18,241	¥(20,384)	¥11,983	¥4,679	¥337,036

Note: Figures of less than ¥1 million have been omitted.

FY2007.3 (April 1, 2006, to March 31, 2007)

(Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Translation adjustments	Total valuations and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ –	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period.												
Dividends from surplus			(4,126)		(4,126)							(4,126)
Net income for the period			27,866		27,866							27,866
Changes in the scope of consolidation			(0)		(0)							(0)
Changes in interests in subsidiaries			(138)	0	(138)							(138)
Reversal of reserve for land revaluation difference			121		121							121
Bonuses to directors and corporate auditors			(80)		(80)							(80)
Purchases of treasury stock				(37)	(37)							(37)
Changes, net, in items other than shareholders' equity						(1,752)	(406)	(309)	9,325	6,857	458	7,315
Total changes during the period	–	–	23,642	(37)	23,604	(1,752)	(406)	(309)	9,325	6,857	458	30,920
Balance at March 31, 2007	¥28,534	¥40,054	¥260,555	¥(339)	¥328,804	¥13,718	¥(406)	¥18,116	¥(13,765)	¥17,662	¥4,931	¥351,398

Note: Figures of less than ¥1 million have been omitted.

(4) Consolidated Statements of Cash Flows

	Millions of yen		
	FY2008.3 interim period (Apr. 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (Apr. 1, 2006-Sept. 30, 2006)	FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)
Cash flows from operating activities:			
Income before income taxes and minority interests	¥49,837	¥20,810	¥33,101
Depreciation and amortization	10,617	9,685	19,956
Impairment losses	—	—	4,728
Amortization of goodwill	253	253	507
Increase (decrease) in allowance for doubtful accounts	83	(244)	(167)
Loss on sales of stocks of subsidiaries	699	—	—
Loss on sales of interests in subsidiaries	21	—	—
Loss on revaluation of stocks of subsidiaries	66	—	119
Loss on revaluation of investment securities	—	10	14
(Decrease) increase in employees' retirement benefits, net of payments	(750)	57	(858)
Interest and dividend income	(2,249)	(647)	(1,084)
Interest paid	504	415	972
Loss (gain) on foreign exchange	76	(64)	49
Equity in earnings of unconsolidated subsidiaries and affiliates	(147)	(10,176)	(17,764)
Gain on sales of investment securities	(58)	(30)	(31)
Gain on sales of stocks of subsidiaries	(27,781)	—	—
Gain on sales of fixed assets	(1,296)	(181)	(330)
Loss on disposal of fixed assets	395	749	1,394
Structural reform expenses	—	1,703	3,146
Special retirement payments	51	—	728
Increase in accounts and notes receivable—trade	(12,449)	(14,024)	(4,537)
(Increase) decrease in inventories	(13,026)	(11,632)	(2,262)
Increase in accounts and notes payable—trade	2,930	5,782	5,272
Other, net	(5,033)	(1,200)	(1,709)
Subtotal	2,745	1,265	41,245
Interest and dividends receivable	2,285	1,659	3,437
Interest paid	(503)	(404)	(971)
Income taxes paid and refunded	(4,335)	(306)	(3,978)
Net cash provided by operating activities	192	2,215	39,732
Cash flows from investing activities:			
Net (decrease) increase in time deposits	(332)	194	254
Purchases of tangible fixed assets	(13,164)	(12,595)	(22,863)
Proceeds from sales of tangible fixed assets	2,749	473	1,094
Purchases of investment securities	(79)	(118)	(1,163)
Proceed from sales and redemption of investment securities	92	71	77
Purchase of stocks of subsidiaries	(2,224)	—	—
Proceeds from sales of stocks of subsidiaries	62,846	—	—
Payment made for investment in subsidiaries	(520)	—	—
Decline due to exclusion of subsidiaries from consolidation under the equity method following sale of investment in those companies	(643)	—	—
Payment for capital investment	(0)	(0)	(0)
Payments for loans receivable	(124)	(5)	(19)
Collection of loans receivable	286	94	184
Other, net	2	108	9
Net cash provided by (used in) investing activities	48,887	(11,777)	(22,427)
Cash flows from financing activities:			
Increase (decrease) in short-term loans	12,349	10,661	(1,961)
Proceeds from long-term debt	1,493	470	4,235
Repayments of long-term debt	(2,434)	(479)	(5,151)
Proceeds from resort membership deposits	8	—	12
Refund of resort membership deposits	(8,945)	(620)	(969)
Purchases of treasury stock	(19)	(16)	(37)
Cash dividends paid	(2,578)	(2,063)	(4,126)
Cash dividends paid to minority shareholders	(224)	(209)	(248)
Net cash (provided by) used in financing activities	(350)	7,743	(8,246)
Effect of exchange rate changes on cash and cash equivalents	383	581	1,464
Net increase (decrease) in cash and cash equivalents	49,112	(1,237)	10,523
Cash and cash equivalents at beginning of period	45,926	35,434	35,434
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	41	—	—
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation at beginning of period	(108)	(31)	(31)
Cash and cash equivalents at end of period	¥94,971	¥34,164	¥45,926

Note: Figures of less than ¥1 million have been omitted.

(5) Basic Items for the Preparation of the Interim Consolidated Financial Statements

1. Scope of Consolidation

Consolidated subsidiaries: 92 companies

Beginning with the interim period under review, one domestic subsidiary and two overseas subsidiaries were newly included in the consolidated Group. In addition, one domestic subsidiary and three overseas subsidiaries were removed from the consolidated Group.

Names of major consolidated subsidiaries

The names of major consolidated subsidiaries are listed in the section of this report entitled "2. THE YAMAHA GROUP" and therefore are not shown here.

The name of the major non-consolidated subsidiary that is not included in the consolidated Group and the reasons for its exclusion are as follows:

Yamaha Life Service Co., Ltd.

The effect of the assets, net sales, net income/loss, and retained earnings of non-consolidated subsidiaries on the interim consolidated financial statements was not material.

2. Application of Equity Method

Non-consolidated subsidiaries accounted for by the equity method: 1 company

Beginning with the interim period under review, two companies, formerly accounted for by the equity method, have been excluded.

Major non-consolidated subsidiaries and affiliates to which the equity method has not been applied:

Yamaha Life Service Co., Ltd.

Yamaha-Olin Metal Corporation

Reasons why the equity method has not been applied:

The effect of these companies' net income/loss and retained earnings on the interim consolidated financial results, considered individually and in total, was not material.

3. Interim Period of Consolidated Subsidiaries

The dates of the closing of accounts for the interim periods of consolidated subsidiaries, with the exception of the following eight companies, are all the same as that for the Company.

Yamaha de México, S.A. de C.V.
Tianjin Yamaha Electronic Musical Instruments, Inc.
Yamaha Trading (Shanghai) Co., Ltd.
Xiaoshan Yamaha Musical Instruments Co., Ltd.
Yamaha Music & Electronics (China) Co., Ltd.
Yamaha Electronics (Suzhou) Co., Ltd.
Hangzhou Yamaha Musical Instruments Co., Ltd.
Yamaha Music Technical (Shanghai) Co., Ltd.

The interim periods of all of the above-listed eight companies ended June 30 and the determination of these accounts, was based on rational procedures in accordance with procedures for regular accounts.

4. Accounting Standards

a) Basis and Method of Evaluation of Significant Assets

•Marketable Securities

Securities to be held until maturity: At amortized cost (straight-line method)

Other Marketable Securities

With market value:	Stated at fair market value as of the balance sheet date (changes in fair value are accounted for under the direct addition to the net assets method, and the periodic average method is used to calculate the sale value.)
Without market value:	At cost, determined by the periodic average method

•Derivatives

At fair value

•Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving-average method.

b) Method of Depreciation of Material Depreciable Assets

•Tangible Fixed Assets

Mainly calculated by the declining-balance method except facilities connected to certain consolidated subsidiaries employ the straight-line method.

Useful lives of tangible fixed assets are as follows:

Buildings:	31-50 years (attachment facilities are mainly 15 years)
Structures:	10-30 years
Machinery and equipment:	4-11 years
Tools, furniture, and fixtures:	5-6 years (metallic molds are mainly two years)

Changes in Accounting Methods

Accompanying revisions in Japan's Corporate Tax Law that became effective in fiscal 2007, the Company and its domestic consolidated subsidiaries have adopted the declining-balance method for calculating depreciation for tangible fixed assets acquired on or after April 1, 2007, using a rate that is 2.5 times the rate that would have been used for the straight-line method.

As a result of this change, operating income, recurring profit, and income before income taxes and minority interests were ¥90 million lower than they would have been without this change.

Note that the effect of this change by segment is shown in the relevant segment information.

Supplementary Information

Accompanying revisions in Japan's Corporate Tax Law that became effective in fiscal 2007, the Company and its domestic consolidated subsidiaries have adopted the following method for the treatment of tangible fixed assets that were purchased on or before March 31, 2007, and have been fully depreciated to the limits prescribed in previous corporate tax provisions. The remaining value of such assets will be depreciated in equal amounts over a five-year period.

As a result of this change, operating income, recurring profit, and income before income taxes and minority interests were ¥474 million lower than they would have been without this change.

Note that the effect of this change by segment is shown in the relevant segment information.

c) Accounting for Reserves and Benefits

1. Allowance for Doubtful Accounts

To properly evaluate accounts receivable and make provisions for possible losses on doubtful accounts, provisions for normal accounts in good standing are calculated using historical default ratios based on debt loss experience. Provisions for doubtful accounts are calculated by examining the probability of recovery for individual accounts and setting aside an amount equivalent to the portion deemed to be unrecoverable.

2. Accrued Employees' Retirement Benefits

Accrued employees' retirement benefits are provided on an accrual basis based on the projected retirement benefit obligation (estimated at the end of the interim period) and the pension fund assets calculated using various actuarial assumptions as of the end of the interim period.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Actual gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

d) Foreign Currency Transactions

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at each balance sheet date. The resulting foreign exchange gains or losses are recognized as other income or expenses. Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the year. Foreign currency translation adjustments are included in the translation adjustments and minority interests item under net assets.

e) Accounting for Lease Transactions

Lease agreements are generally accounted for as operating leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

f) Hedge Accounting

1. Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

2. Hedging Instruments and Hedged Items

Hedging instruments: Forward foreign exchange contracts, purchased options with foreign currency-denominated put and yen-denominated call options

Hedged items: Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

3. Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations of foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

4. Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk are clear; therefore, there is no need to evaluate such effectiveness.

g) Accounting for Consumption Tax

Income and expenses are recorded net of consumption tax.

5. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

Currency on hand, bank deposits, and all highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

(6) Changes in Material Items Related to the Preparation of the Interim Consolidated Financial Statements

Change in Method of Presentation

1. Consolidated Balance Sheets

(a) Deferred income taxes (which amounted to ¥258 million at the end of the interim period of the previous fiscal year), which were formerly presented in the "other fixed liabilities" item among long-term liabilities, have been presented as a separate item beginning with the interim period under review.

(7) Additional Notes to the Interim Consolidated Financial Statements

Notes to the Consolidated Balance Sheets

1. Accumulated Depreciation (Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2007.3 (Ended March 31, 2007)
Accumulated depreciation of tangible fixed assets	¥252,392	¥247,104	¥250,745

2. Mortgaged Assets (Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2007.3 (Ended March 31, 2007)
Of marketable securities	¥ 399	¥ 590	¥ 399
Of tangible fixed assets	207	361	207
Of investment securities	995	935	1,059
Total	¥1,603	¥1,887	¥1,666

3. Contingent Liabilities (Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2007.3 (Ended March 31, 2007)
Contingent liabilities	¥601	¥637	¥645

4. Discount on Export Bills Receivable (Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2007.3 (As of March 31, 2007)
Discount on export bills receivable	¥947	¥1,070	¥882

5. Method of Accounting for Promissory Notes that Have Come Due

Regarding the accounting treatment of promissory notes received and issued that have come due, the Company commences the processing of these notes for settlement after the date they clear the note exchange. Since the closing date of the interim period under review was a bank holiday, the balance of promissory notes at the end of the interim period under review includes notes to be settled in the next interim period.

(Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of March 31, 2007)
Notes receivable	**¥2,093**	¥1,919	¥1,918
Notes payable	**¥1,118**	¥1,079	¥ 631

Notes to the Consolidated Statements of Operations

1. Principal Items of Selling, General and Administrative Expenses

(Millions of yen)

	FY2008.3 interim period (Ended Sept. 30, 2007)	FY2007.3 interim period (Ended Sept. 30, 2006)	FY2007.3 (Ended March 31, 2007)
Sales commissions	¥1,286	¥ 1,349	¥ 2,685
Transport expenses	8,453	7,568	16,318
Advertising expenses and sales promotion expenses	12,270	11,656	26,388
Reversal of allowance for doubtful accounts	228	530	842
Reversal of reserves	1,140	1,064	2,270
Reversal of accrued employees' retirement benefits	2,087	2,198	4,489
Salaries and benefits	34,237	33,818	68,211
Rent	2,086	2,143	4,287
Depreciation and amortization	2,434	2,359	4,721

Consolidated Statement of Changes in Shareholders' Equity

For the FY2008.3 interim period (April 1, 2007, to September 30, 2007)

1. Number of Shares Issued

Type of shares	End of previous fiscal year	Increase	Decrease	End of fiscal year under review
Common shares (Number of shares)	206,524,626	—	—	206,524,626

2. Treasury Stock

Type of shares	End of previous fiscal year	Increase	Decrease	End of fiscal year under review
Common shares (Number of shares)	406,347	7,449	183,463	230,333

Outline of reasons for the changes:

The breakdown of the increase in treasury stocks:

Increase owing to purchase of outstanding shares less than one trading unit: 7,449 shares

The breakdown of the decrease in treasury stocks:

Decrease owing to exclusion of companies formerly accounted for under the equity method: 183,463 shares

3. Bonds with Rights to Purchase New Shares

None issued.

4. Cash Dividends

(1) Amount of dividend payments

Date of decision	Type of shares	Total dividends (Millions of yen)	Dividends per share (Yen)	Base date	Effective date
June 26, 2007 (General Shareholders' Meeting)	Common shares	¥2,578	¥12.50	Mar. 31, 2007	June 27, 2007

(2) Dividends for which the base date falls in the interim period under review, but the effective date of dividends is after the end of the next period

Date of decision	Type of shares	Source of dividends	Total dividends (Millions of yen)	Dividends per share (Yen)	Base date	Effective date
October 31, 2007 (Board of Directors)	Common shares	Retained earnings	¥5,157	¥25.00	Sept.30, 2007	Dec.10, 2007

For the FY2007.3 interim period (April 1, 2006, to September 30, 2006)

1. Number of Shares Issued

Type of shares	End of previous fiscal year	Increase	Decrease	End of fiscal year under review
Common shares (Number of shares)	206,524,626	—	—	206,524,626

2. Treasury Stock

Type of shares	End of previous fiscal year	Increase	Decrease	End of fiscal year under review
Common shares (Number of shares)	390,902	7,427	209	398,120

Outline of reasons for the changes:

The breakdown of the increase in treasury stocks:

Increase owing to purchase of outstanding shares less than one trading unit: 7,427 shares

The breakdown of the decrease in treasury stocks:

Decrease owing to changes in holdings of treasury stocks by companies accounted for under the equity method: 209 shares

3. Bonds with Rights to Purchase New Shares

None issued.

4. Cash Dividends

(1) Amount of dividend payments

Date of decision	Type of shares	Total dividends (Millions of yen)	Dividends per share (Yen)	Base date	Effective date
June 27, 2006 (General Shareholders' Meeting)	Common shares	¥2,063	¥10.00	Mar. 31, 2006	June 28, 2006

(2) Dividends for which the base date falls in the interim period under review, but the effective date of dividends is after the end of the interim period under review.

Date of decision	Type of shares	Source of dividends	Total dividends (Millions of yen)	Dividends per share (Yen)	Base date	Effective date
October 31, 2006 (Board of Directors)	Common shares	Retained earnings	¥2,063	¥10.00	Sept. 30, 2006	Dec. 11, 2006

For FY2007.3 (April 1, 2006, to March 31, 2007)

1. Number of Shares Issued

Type of shares	End of previous fiscal year	Increase	Decrease	End of fiscal year under review
Common shares (Number of shares)	206,524,626	–	–	206,524,626

2. Treasury Stock

Type of shares	End of previous fiscal year	Increase	Decrease	End of fiscal year under review
Common shares (Number of shares)	390,902	15,775	330	406,347

Outline of reasons for the changes:

The breakdown of the increase in treasury shares:

Increase owing to purchase of outstanding shares less than one trading unit: 15,775 shares

The breakdown of the decrease in treasury shares:

Decrease owing to changes in holdings of treasury stock by companies accounted for under the equity method: 330 shares

3. Bonds with Rights to Purchase New Shares

None issued.

4. Cash Dividends

(1) Amount of dividend payments

Date of decision	Type of shares	Total dividends (Millions of yen)	Dividends per share (Yen)	Base date	Effective date
June 27, 2006 (General Shareholders' Meeting)	Common shares	¥2,063	¥10.00	Mar. 31, 2006	June 28, 2006
Oct. 31, 2006 (Board of Directors)	Common shares	¥2,063	¥10.00	Sept. 30, 2006	Dec. 11, 2006

(2) Dividends for which the base date falls in the fiscal year under review, but the effective date of dividends is in the following fiscal year

Date of decision	Type of shares	Source of dividends	Total dividends (Millions of yen)	Dividends per share (Yen)	Base date	Effective date
June 26, 2007 (General Shareholders' Meeting)	Common shares	Retained earnings	¥2,578	¥12.50	Mar. 31, 2007	June 27, 2007

Notes to the Consolidated Statements of Cash Flows

Reconciliation between cash and cash equivalents at the end of the interim period and cash and bank deposits in the interim consolidated balance sheet

(Millions of yen)

	FY2008.3 interim period (Ended Sept. 30, 2007)	FY2007.3 interim period (Ended Sept. 30, 2006)	FY2007.3 (Ended March 31, 2007)
Cash and bank deposits	¥70,365	¥34,977	¥46,702
Time deposits with maturity of more than three months	(794)	(813)	(776)
Investments in marketable securities with a maturity of three months or less when purchased	25,400	—	—
Cash and cash equivalents at end of period	¥94,971	¥34,164	¥45,926

Segment Information

1. Business Segments

(FY2008.3 interim period ended September 30, 2007) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥170,811	¥33,722	¥27,882	¥22,868	¥8,657	¥16,712	¥280,654	¥ —	¥280,654
Intersegment sales or transfers	—	—	829	—	—	—	829	(829)	—
Total sales	170,811	33,722	28,712	22,868	8,657	16,712	281,483	(829)	280,654
Operating expenses	152,774	32,968	26,902	22,524	9,347	15,663	260,180	(829)	259,350
Operating income (loss)	¥ 18,036	¥ 753	¥ 1,809	¥ 343	¥ (689)	¥ 1,048	¥ 21,303	¥ —	¥ 21,303

(FY2007.3 interim period ended September 30, 2006) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥157,388	¥34,852	¥27,526	¥22,455	¥ 9,025	¥ 13,269	¥264,517	¥ —	¥264,517
Intersegment sales or transfers	—	—	969	—	—	—	969	(969)	—
Total sales	157,388	34,852	28,495	22,455	9,025	13,269	265,487	(969)	264,517
Operating expenses	146,412	34,155	26,250	22,024	9,623	13,180	251,646	(969)	250,677
Operating income (loss)	¥ 10,976	¥ 697	¥ 2,244	¥ 430	¥ (597)	¥ 88	¥ 13,840	¥ —	¥ 13,840

(FY2007.3 ended March 31, 2007) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥325,989	¥72,823	¥54,809	¥46,573	¥17,800	¥ 32,365	¥550,361	¥ —	¥550,361
Intersegment sales or transfers	—	—	1,714	—	—	—	1,714	(1,714)	—
Total sales	325,989	72,823	56,524	46,573	17,800	32,365	552,076	(1,714)	550,361
Operating expenses	303,951	70,685	53,423	45,422	19,337	31,570	524,391	(1,714)	522,676
Operating income (loss)	¥ 22,037	¥ 2,137	¥ 3,101	¥ 1,150	¥(1,536)	¥ 794	¥ 27,685	¥ —	¥ 27,685

Notes: 1. Business sectors: Divided into the categories of musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation, and others based on consideration of similarities of product type, characteristics, and market, etc.

2. Major products and services of each business segment are shown in "2. THE YAMAHA GROUP".

3. Changes in Accounting Methods

Beginning with the interim period under review, accompanying changes in accounting methods as described in "(5) Basic Items for the Preparation of the Interim Consolidated Financial Statements: 4. Accounting Standards b) Method of Depreciation of Material Depreciable Assets (Changes in Accounting Methods)," operating expenses were higher and income for the interim consolidated accounting period was lower than it would have been under the previous accounting methods. Specifically, by segment, operating expenses for musical instruments were ¥30 million higher, for AV/IT were ¥6 million greater, for electronic equipment and metal products were ¥30 million higher, for lifestyle-related products were ¥4 million greater, for recreation were ¥4 million more, and for others were ¥14 million higher than they would have been otherwise, and operating income was lower by the same amount of the respective increases in operating expenses

4. Supplementary Information

Beginning with the interim period under review, accompanying changes in accounting methods as described in "(5) Basic Items for the Preparation of the Interim Consolidated Financial Statements: 4. Accounting Standards b) Method of Depreciation of Material Depreciable Assets (Supplementary Information)," operating expenses were higher and operating income lower than they would have been under the previous accounting methods. Specifically, by segment, operating expenses for musical instruments were ¥231 million higher, for AV/IT were ¥20 million greater, for electronic equipment and metal products were ¥154 million higher, for lifestyle-related products were ¥23 million greater, for recreation were ¥25 million more, and for others were ¥18 million higher than they would have been otherwise, and operating income was lower by the same amount of the respective increases in operating expenses.

2. Geographical Segments

(FY2008.3 interim period ended September 30, 2007) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥154,741	¥44,555	¥49,002	¥32,353	¥280,654	¥ —	¥280,654
Intersegment sales or transfers	94,679	671	633	42,738	138,723	(138,723)	—
Total sales	249,421	45,226	49,636	75,092	419,377	(138,723)	280,654
Operating expenses	234,950	42,614	46,143	69,475	393,182	(133,832)	259,350
Operating income	¥ 14,471	¥ 2,612	¥ 3,493	¥ 5,617	¥ 26,194	¥ (4,891)	¥ 21,303

(FY2007.3 interim period ended September 30, 2006) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥151,589	¥44,432	¥42,360	¥26,134	¥264,517	¥ —	¥264,517
Intersegment sales or transfers	84,996	1,101	648	36,949	123,695	(123,695)	—
Total sales	236,586	45,534	43,009	63,083	388,213	(123,695)	264,517
Operating expenses	224,536	43,885	41,309	60,143	369,873	(119,196)	250,677
Operating income	¥ 12,050	¥ 1,649	¥ 1,699	¥ 2,940	¥ 18,339	¥ (4,499)	¥ 13,840

(FY2007.3 ended March 31, 2007) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania, and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥307,486	¥93,131	¥95,326	¥ 54,418	¥550,361	¥ —	¥550,361
Intersegment sales or transfers	155,991	2,075	1,238	69,068	228,374	(228,374)	—
Total sales	463,477	95,206	96,565	123,486	778,736	(228,374)	550,361
Operating expenses	447,406	91,668	92,164	118,380	749,620	(226,944)	522,676
Operating income	¥ 16,071	¥ 3,538	¥ 4,400	¥ 5,105	¥ 29,115	¥ (1,430)	¥ 27,685

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, Republic of Korea, Australia

3. Overseas Sales

(FY2008.3 interim period ended September 30, 2007) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥44,580	¥49,926	¥38,978	¥133,484
Net sales	—	—	—	280,654
% of net sales	15.9%	17.8%	13.9%	47.6%

(FY2007.3 interim period ended September 30, 2006) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥44,581	¥43,403	¥32,273	¥120,258
Net sales	—	—	—	264,517
% of net sales	16.9%	16.4%	12.2%	45.5%

(FY2007.3 ended March 31, 2007) (Millions of yen)

	North America	Europe	Asia, Oceania, and other areas	Total
Overseas sales	¥93,676	¥97,299	¥68,157	¥259,133
Net sales				¥550,361
% of net sales	17.0%	17.7%	12.4%	47.1%

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, Republic of Korea, Australia

Lease Transactions

[Leasing-In Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)			FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)			FY2007.3 (April 1, 2006–March 31, 2007)		
	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total
Acquisition cost	¥1,722	¥482	¥2,205	¥1,957	¥553	¥2,510	¥1,782	¥467	¥2,249
Accumulated depreciation	968	285	1,253	1,153	300	1,453	975	261	1,237
Balance at end of period	¥ 754	¥197	¥ 952	¥ 803	¥252	¥1,056	¥ 806	¥205	¥1,012

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

2) Future Minimum Lease Payments (Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of March 31, 2007)
Due within one year	¥435	¥ 507	¥ 481
Due over one year	517	549	530
Total	¥952	¥1,056	¥1,012

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

3) Lease Payments and Depreciation (Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2007.3 (April 1, 2006–March 31, 2007)
Lease payments	¥219	¥342	¥699
Depreciation	219	342	699

4) Depreciation of Leased Assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

2. Operating Lease Transactions

Future Minimum Lease Payments (Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of March 31, 2007)
Due within one year	¥ 321	¥ 435	¥ 491
Due over one year	1,145	1,107	1,028
Total	¥1,466	¥1,542	¥1,519

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End

(Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2007.3 (April 1, 2006–March 31, 2007)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	**¥5,262**	¥5,746	¥5,423
Accumulated depreciation	**3,642**	3,876	3,700
Balance at end of period	**¥1,620**	¥1,869	¥1,722

2) Future Minimum Lease Payment Receipts

(Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of March 31, 2007)
Due within one year	**¥ 771**	¥1,508	¥ 841
Due over one year	**1,500**	2,575	1,602
Total	**¥2,272**	¥4,083	¥2,443

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation

(Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2007.3 (April 1, 2006–March 31, 2007)
Lease payment receipts	**¥450**	¥819	¥1,331
Depreciation	**304**	541	747

2. Operating Lease Transactions

Future Minimum Lease Payment Receipts

(Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of March 31, 2007)
Due within one year	**¥ 691**	¥ 634	¥ 637
Due over one year	**590**	787	640
Total	**¥1,281**	¥1,421	¥1,277

Marketable Securities

1. Marketable Securities to Be Held to Maturity at Market Value

(Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)			FY2007.3 interim period (As of Sept. 30, 2006)			FY2007.3 (As of March 31, 2007)		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Government bonds	¥ 700	¥ 696	¥ (3)	¥ 499	¥ 495	¥ (4)	¥ 600	¥ 595	¥ (4)
Corporate bonds	419	416	(3)	539	535	(4)	419	416	(3)
Others	1,099	1,094	(5)	1,599	1,592	(7)	1,399	1,393	(6)
Total	¥2,219	¥2,207	¥(12)	¥2,639	¥2,623	¥(15)	¥2,419	¥2,404	¥(15)

2. Other Marketable Securities at Market Value

(Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)			FY2007.3 interim period (As of Sept. 30, 2006)			FY2007.3 (As of March 31, 2007)		
	Acquisition cost	Carrying value	Net gain	Acquisition cost	Carrying value	Net gain	Acquisition cost	Carrying value	Net gain
Stocks	¥17,393	¥151,679	¥134,285	¥9,864	¥32,100	¥22,236	¥9,864	¥30,422	¥20,558
Others	68	75	7	65	75	10	65	78	12
Total	¥17,461	¥151,754	¥134,292	¥9,929	¥32,176	¥22,246	¥9,929	¥30,500	¥20,570

Note: "Stocks" in this table includes shares held in Yamaha Motor Co., Ltd., which was accounted for under the equity method through the end of the previous term.

3. Book Value of Securities without Market Value

(Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of March 31, 2007)
Other securities:			
Unlisted securities	¥7,453	¥6,907	¥7,010
Negotiable deposit	25,400	—	—

Notes: During the interim period under review, there was no impairment of stocks in the "other securities" category for which there are quoted market prices. The impairment loss in such securities is recognized when market value at the period-end declines 30% or more from the carrying (acquisition) cost, except when it is anticipated that the market value is recoverable based on trends in market value and consideration of the issuer's financial condition.

Derivatives Transactions

Regarding derivative transactions, the market value of derivatives is not shown because—during the interim period under review, the interim period of the previous fiscal year, and the full previous fiscal year—hedge accounting is appropriately applied to all such transactions except those allocated to foreign currency denominated assets and liabilities.

Per Share Information

(Yen)

	FY2008.3 interim period (Ended Sept. 30, 2007)	FY2007.3 interim period (Ended Sept. 30, 2006)	FY2007.3 (Ended March 31, 2007)
Net assets per share	**¥1,841.48**	¥1,612.39	¥1,680.91
Net income per share	**149.31**	84.76	135.19
Net income per share after full dilution	**—**	84.70	135.11

Note: Net income per share after full dilution is not shown for the interim period under review because of the absence of latent shares.

Note: Basis for calculations of net income per share and net income per share after full dilution

	FY2008.3 interim period (Ended Sept. 30, 2007)	FY2007.3 interim period (Ended Sept. 30, 2006)	FY2007.3 (Ended March 31, 2007)
Net income per share			
Net income	¥30,802 million	¥17,471 million	¥27,866 million
Value not attributed to common stock	— million	— million	— million
Value attributed to common stock	¥30,802 million	¥17,471 million	27,866 million
Average number of outstanding shares during the period	206,298 thousand shares	206,130 thousand shares	206,126 thousand shares
Net income per share after full dilution			
Net income adjustment value	— million	¥(11) million	¥(17) million
Portion of interest on investments accounted for by equity method	— million	(11) million	(17) million
Increase in number of outstanding shares	— thousand shares	— thousand shares	— thousand shares
Per share value after full dilution, due to lack of dilution effect (Latent shares not included in calculations of net income per share)	—	—	—

Important Subsequent Events

None

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of Mar. 31, 2007)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 43,856**	¥ 13,769	¥ 12,503
Notes receivable	**6,783**	6,116	6,371
Accounts receivable	**32,611**	33,892	30,994
Marketable securities	**25,400**	—	—
Inventories	**22,551**	25,503	26,789
Deferred income taxes	**12,670**	11,472	11,965
Other current assets	**7,695**	3,173	5,844
Allowance for doubtful accounts	**(2,308)**	(1,119)	(2,711)
Total current assets	**149,260**	92,809	91,756
Fixed assets:			
Tangible assets:			
Buildings	**19,494**	23,712	20,626
Machinery and equipment	**5,488**	7,205	6,987
Land	**49,811**	51,055	50,604
Other tangible assets	**10,180**	7,956	8,306
Total tangible assets	**84,975**	89,929	86,524
Intangible assets	**99**	99	99
Investments and other assets:			
Investment securities	**158,028**	38,960	37,475
Stocks of subsidiaries	**55,105**	57,450	57,768
Interests in subsidiaries	**20,009**	18,422	18,396
Deferred income taxes	**—**	12,602	14,265
Other assets	**3,895**	4,100	3,683
Allowance for doubtful accounts	**(1,125)**	(698)	(967)
Reserve for loss on investments	**—**	(480)	—
Total investments and other assets	**235,913**	130,356	130,621
Total fixed assets	**320,988**	220,386	217,246
Total assets	**¥470,249**	¥313,195	¥309,002

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of Mar. 31, 2007)
LIABILITIES			
Current liabilities:			
Notes payable	¥ —	¥ 833	¥ 167
Accounts payable	24,809	24,028	21,320
Short-term loans	4,544	2,975	3,648
Accrued expenses and payables	21,396	21,343	33,280
Corporate tax payables	28,730	4,846	3,607
Reserves	2,096	3,417	2,260
Other current liabilities	1,347	1,587	1,251
Total current liabilities	82,925	59,031	65,538
Long-term liabilities:			
Deferred income taxes	21,023	—	—
Deferred income taxes on land revaluation	15,200	15,206	15,200
Accrued employees' retirement benefits	21,606	22,648	22,154
Long-term deposits received	17,292	27,074	17,482
Other long-term liabilities	1,150	1,372	1,360
Total long-term liabilities	76,273	66,302	56,197
Total liabilities	159,199	125,334	121,736
NET ASSETS			
Shareholders' equity:			
Common stock	28,534	28,534	28,534
Capital surplus			
Capital reserve	40,054	40,054	40,054
Total capital surplus	40,054	40,054	40,054
Retained earnings			
Earned reserve	4,159	4,159	4,159
Other retained earnings			
Reserve for special depreciation	9	10	9
Reserve for advanced depreciation	2,862	2,465	2,862
Special reserve for replacement of assets	—	599	—
General reserve	79,710	74,710	74,710
Retained earnings carried forward	63,015	13,977	14,475
Total retained earnings	149,755	95,921	96,216
Treasury stock, at cost	(315)	(275)	(296)
Total shareholders' equity	218,029	164,235	164,509
Valuation and translation adjustments:			
Net unrealized holding gain on other securities	80,557	13,441	12,427
Loss on deferred hedges	(30)	(233)	(12)
Land revaluation difference	12,493	10,418	10,341
Total valuation and translation adjustments	93,020	23,625	22,756
Total net assets	311,050	187,861	187,266
Total liabilities and net assets	¥470,249	¥313,195	¥309,002

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Operations

	FY2008.3 interim period (Apr. 1, 2007–Sept. 30, 2007)		FY2007.3 interim period (Apr. 1, 2006–Sept. 30, 2006)		FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	¥171,887	100.0	¥169,696	100.0	¥323,043	100.0
Cost of sales	127,308	74.1	127,574	75.2	244,594	75.7
Gross profit, net	44,578	25.9	42,122	24.8	78,449	24.3
Selling, general and administrative expenses	31,757	18.4	31,612	18.6	65,890	20.4
Operating income	12,820	7.5	10,509	6.2	12,558	3.9
Non-operating income	2,654	1.5	2,936	1.7	7,996	2.4
Non-operating expenses	362	0.2	257	0.1	694	0.2
Recurring profit	15,112	8.8	13,188	7.8	19,860	6.1
Extraordinary income:						
Gain on sales of stocks of subsidiaries	58,777	34.2	—	—	—	—
Other extraordinary income	1,585	0.9	324	0.2	524	0.2
Total extraordinary income	60,363	35.1	324	0.2	524	0.2
Extraordinary loss	385	0.2	2,474	1.5	7,861	2.4
Income before income taxes and minority interests	75,091	43.7	11,038	6.5	12,523	3.9
Current income taxes	27,123	15.8	2,420	1.4	3,267	1.0
Deferred income taxes (benefit)	(10,301)	(6.0)	(410)	(0.2)	(2,054)	(0.6)
Net income	¥58,269	33.9	¥ 9,029	5.3	¥11,310	3.5

Note: Figures of less than ¥1 million have been omitted.

(3) Non-Consolidated Statements of Changes in Shareholders' Equity

FY2008.3 Interim Period (April 1, 2007, to September 30, 2007)

(Millions of yen)

	Shareholders' Equity										
		Capital surplus		Retained earnings							
					Other retained earnings						
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreciation	Reserve for advanced depreciation	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at March 31, 2007	¥28,534	¥40,054	¥40,054	¥4,159	¥9	¥2,862	¥74,710	¥14,475	¥ 96,216	¥(296)	¥164,509
Changes during the period:											
Dividends from surplus								(2,578)	(2,578)		(2,578)
Net income for the period								58,269	58,269		58,269
Reversal of reserve for land revaluation difference								(2,152)	(2,152)		(2,152)
Provision to general reserve							5,000	(5,000)	—		—
Purchase of treasury stock, at cost										(19)	(19)
Changes, net, in items other than shareholders' equity											
Total changes during the period	—	—	—	—	—	—	5,000	48,539	53,539	(19)	53,519
Balance at September 30, 2007	¥28,534	¥40,054	¥40,054	¥4,159	¥ 9	¥2,862	¥79,710	¥63,015	¥149,755	¥(315)	¥218,029

(Millions of yen)

	Valuation and Translation Adjustments				
	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Total valuation and translation adjustments	Total net assets
Balance at March 31, 2007	¥12,427	¥(12)	¥10,341	¥22,756	¥187,266
Change during the period:					
Dividends from surplus					(2,578)
Net income for the period					58,269
Reversal of reserve for land revaluation difference					(2,152)
Provision to general reserve					—
Purchase of treasury stock, at cost					(19)
Changes, net, in items other than shareholders' equity	68,129	(17)	2,152	70,264	70,264
Total changes during the period	68,129	(17)	2,152	70,264	123,783
Balance at September 30, 2007	¥80,557	¥(30)	¥12,493	¥93,020	¥311,050

FY2007.3 Interim Period (April 1, 2006, to September 30, 2006)

(Millions of yen)

	Shareholders' Equity												
		Capital surplus		Retained earnings									
					Other retained earnings								
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreci-ation	Reserve for advanced depreci-ation	Special reserve for replace-ment of assets	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total share-holders' equity
Balance at March 31, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥11	¥2,334	¥565	¥68,710	¥13,258	¥89,038	¥(258)	¥157,368
Changes during the period.												
Dividends from surplus									(2,063)	(2,063)		(2,063)
Net income for the period									9,029	9,029		9,029
Reversal of reserve for land revaluation difference									(2)	(2)		(2)
Provision to reserve for special depreciation					1				(1)	—		—
Reversal of reserve for special depreciation					(1)				1	—		—
Provision to reserve for advanced depreciation						301			(301)	—		—
Reversal of reserve for advanced depreciation						(170)			170	—		—
Provision to special reserve for replacement of assets							599		(599)	—		—
Reversal of special reserve for replacement of assets							(565)		565	—		—
Provision to general reserve								6,000	(6,000)	—		—
Bonuses to directors and corporate auditors									(80)	(80)		(80)
Purchase of treasury stock, at cost											(16)	(16)
Changes, net, in items other than shareholders' equity												
Total changes during the period	—	—	—	—	(0)	131	34	6,000	718	6,883	(16)	6,866
Balance at September 30, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥10	¥2,465	¥599	¥74,710	¥13,977	¥95,921	¥(275)	¥164,235

(Millions of yen)

	Evaluation and Translation Adjustments				
	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Total evaluation and translation adjustments	Total net assets
Balance at March 31, 2006	¥14,263	¥ —	¥10,415	¥24,679	¥182,048
Change during the period:					
Dividends from surplus					(2,063)
Net income for the period					9,029
Reversal of reserve for land revaluation difference					(2)
Provision to reserve for special depreciation					—
Reversal of reserve for special depreciation					—
Provision to reserve for advanced depreciation					—
Reversal of reserve for advanced depreciation					—
Provision to special reserve for replacement of assets					—
Reversal of special reserve for replacement of assets					—
Provision to general reserve					—
Bonuses to directors and corporate auditors					(80)
Purchase of treasury stock, at cost					(16)
Changes, net, in items other than shareholders' equity	(822)	(233)	2	(1,053)	(1,053)
Total changes during the period	(822)	(233)	2	(1,053)	5,813
Balance at September 30, 2006	¥13,441	¥(233)	¥10,418	¥23,625	¥187,861

FY2007.3 (April 1, 2006, to March 31, 2007)

(Millions of yen)

	Shareholders' Equity											
		Capital surplus		Retained earnings								
					Other retained earnings							
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreciation	Reserve for advanced depreciation	Special reserve for replacement of assets	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at March 31, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥11	¥2,334	¥ 565	¥68,710	¥13,258	¥89,038	¥(258)	¥157,368
Changes during the period:												
Dividends from surplus									(4,126)	(4,126)		(4,126)
Net income for the period									11,310	11,310		11,310
Reversal of reserve for land revaluation difference									73	73		73
Provision to reserve for special depreciation					1				(1)	—		—
Reversal of reserve for special depreciation					(3)				3	—		—
Provision to reserve for advanced depreciation						900			(900)	—		—
Reversal of reserve for advanced depreciation						(372)			372	—		—
Provision to special reserve for replacement of assets							599		(599)	—		—
Reversal of special reserve for replacement of assets							(1,164)		1,164	—		—
Provision to general reserve								6,000	(6,000)	—		—
Bonuses to directors and corporate auditors									(80)	(80)		(80)
Purchase of treasury stock, at cost											(37)	(37)
Changes, net, in items other than shareholders' equity												
Total changes during the period	—	—	—	—	(2)	528	(565)	6,000	1,217	7,178	(37)	7,140
Balance at March 31, 2007	¥28,534	¥40,054	¥40,054	¥4,159	¥ 9	¥2,862	¥ —	¥74,710	¥14,475	¥96,216	¥(296)	¥164,509

(Millions of yen)

	Valuation and Translation Adjustments				
	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Total valuation and translation adjustments	Total net assets
Balance at March 31, 2006	¥14,263	¥ —	¥10,415	¥24,679	¥182,048
Change during the period:					
Dividends from surplus					(4,126)
Net income for the period					11,310
Reversal of reserve for land revaluation difference					73
Provision to reserve for special depreciation					—
Reversal of reserve for special depreciation					—
Provision to reserve for advanced depreciation					—
Reversal of reserve for advanced depreciation					—
Provision to special reserve for replacement of assets					—
Reversal of special reserve for replacement of assets					—
Provision to general reserve					—
Bonuses to directors and corporate auditors					(80)
Purchase of treasury stock, at cost					(37)
Changes, net, in items other than shareholders' equity	(1,836)	(12)	(73)	(1,922)	(1,922)
Total changes during the period	(1,836)	(12)	(73)	(1,922)	5,218
Balance at March 31, 2007	¥12,427	¥(12)	¥10,341	¥22,756	¥187,266

6. OTHER

None

Interim Period of FY2008.3 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Interim Period Initial Projections (Aug. 1, 2007) FY2008.3	Interim Period Results FY2008.3	Interim Period Results (Previous Year) FY2007.3	Initial Projections (Aug. 1, 2007) FY2008.3	Projections FY2008.3	Results (Previous Year) FY2007.3
Net Sales	280.5	280.7	264.5	557.0	558.0	550.4
Japan Sales	147.3 (52.5%)	147.2 (52.4%)	144.3 (54.6%)	279.1 (50.1%)	282.4 (50.6%)	291.3 (52.9%)
Overseas Sales	133.2 (47.5%)	133.5 (47.6%)	120.2 (45.4%)	277.9 (49.9%)	275.6 (49.4%)	259.1 (47.1%)
Operating Income	17.5 (6.2%)	21.3 (7.6%)	13.8 (5.2%)	32.0 (5.7%)	33.5 (6.0%)	27.7 (5.0%)
Recurring Profit	17.0 (6.1%)	21.6 (7.7%)	22.9 (8.7%)	30.0 (5.4%)	32.0 (5.7%)	42.6 (7.7%)
Net Income	30.0 (10.7%)	30.8 (11.0%)	17.5 (6.6%)	35.5 (6.4%)	38.0 (6.8%)	27.9 (5.1%)
Currency Exchange Rate (=yen)	117/US$ 155/EUR	120/US$ 158/EUR	115/US$ 140/EUR	116/US$ 155/EUR	117/US$ (*4) 157/EUR	117/US$ 144/EUR
ROE(%) (*1)	16.2%	17.0%	10.8%	9.6%	10.5%	8.4%
ROA(%) (*2)	9.9%	10.3%	6.5%	5.9%	6.6%	5.2%
Net Income per Share	145.4yens	149.3yen	84.8yen	172.1yens	184.2yens	135.2yens
Capital Expenditure	15.5	12.7	11.7	26.0	25.0	25.2
Depreciation	11.6	10.6	9.7	(22.1)	20.6	20.0
R&D Expenditure	12.8	12.0	11.7	24.5	24.5	24.2
Free Cash Flow						
Operating Activities	-4.2	0.2	2.2	35.4	34.6	39.7
Investing Activities	51.4	48.9	-11.8	44.9	45.5	-22.4
Total	47.2	49.1	-9.6	80.3	80.1	17.3
Inventories at end of period	86.3	95.6	91.0	73.3	74.9	82.2
No. of Employees						
Japan	11,626	11,697	11,861	10,774	10,770	11,644
Overseas	15,670	15,395	14,564	15,050	15,255	14,348
Total (*3)	27,296	27,092	26,425	25,824	26,025	25,992
(Newly consolidated)				(27)		
Sales by Business Segment						
Musical Instruments	169.4 (60.4%)	170.8 (60.9%)	157.4 (59.5%)	342.5 (61.5%)	343.0 (61.5%)	326.0 (59.2%)
AV/IT	34.8 (12.4%)	33.7 (12.0%)	34.9 (13.2%)	76.0 (13.6%)	74.0 (13.3%)	72.8 (13.2%)
Electronic Equipment and Metal Products	28.2 (10.1%)	27.9 (9.9%)	27.5 (10.4%)	47.0 (8.4%)	46.5 (8.3%)	54.8 (10.0%)
Lifestyle-Related Products	23.9 (8.5%)	22.9 (8.1%)	22.5 (8.5%)	49.0 (8.8%)	48.0 (8.6%)	46.6 (8.5%)
Recreation	8.8 (3.1%)	8.7 (3.1%)	9.0 (3.4%)	11.5 (2.1%)	11.5 (2.1%)	17.8 (3.2%)
Others	15.4 (5.5%)	16.7 (6.0%)	13.2 (5.0%)	31.0 (5.6%)	35.0 (6.2%)	32.4 (5.9%)
Operating Income by Business Segment						
Musical Instruments	15.4	18.0	11.0	27.0	29.0	22.0
AV/IT	0.9	0.8	0.7	1.3	0.5	2.1
Electronic Equipment and Metal Products	0.5	1.8	2.2	1.5	2.0	3.1
Lifestyle-Related Products	0.5	0.3	0.4	1.5	1.0	1.2
Recreation	-0.5	-0.7	-0.6	-0.8	-1.0	-1.5
Others	0.7	1.1	0.1	1.5	2.0	0.8

Non Consolidated Basis

	Interim Period Initial Projections (Aug. 1, 2007) FY2008.3	Interim Period Results FY2008.3	Interim Period Results (Previous Year) FY2007.3	Initial Projections (Aug. 1, 2007) FY2008.3	Projections FY2008.3	Results (Previous Year) FY2007.3
Net Sales		171.9	169.7			323.0
Operating Income		12.8 (7.5%)	10.5 (6.2%)			12.6 (3.9%)
Recurring Profit		15.1 (8.8%)	13.2 (7.8%)			19.9 (6.1%)
Net Income		58.3 (33.9%)	9.0 (5.3%)			11.3 (3.5%)

*1,2 The ROE and ROA are calculated on an annually adjusted basis.

*3 No. of Employees = No. of employees at end of period

*4 2H Currency Exchange Rates US$=115JPY EUR=155JPY

The forward-looking statements in this document contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

Exhibit 4

October 31, 2007

For immediate release

Yamaha Corporation

Outline of Performance for the Interim Period of FY2008.3
and Outlook for the FY2008.3 as a Whole
(Supplementary Information)

<u>Performance for the Interim Period</u>—Increases Year on Year in Sales and Operating Income

Consolidated net sales for the interim period of FY2008.3 rose 6.1% year on year, to ¥280.7 billion, as a result of the effect of the weakening of the yen against major currencies, the strong performance of the musical instruments business, mainly overseas, and higher sales of automobile interior wood components and certain other businesses. Consolidated operating income surged 53.9%, to ¥21.3 billion, owing to a marked increase in the musical instruments and components businesses. Although operating income rose, consolidated recurring income declined 5.8%, to ¥21.6 billion, as a consequence of the exclusion of affiliate Yamaha Motor Co., Ltd., from consolidation under the equity method because of the sale of a portion of the Company's shareholdings in Yamaha Motor, which led to a decline in equity in earnings of unconsolidated subsidiaries and affiliates. Interim consolidated net income, however, surged 76.3%, to ¥30.8 billion, as the Company reported an extraordinary gain from the previously mentioned sale of Yamaha Motor shares.

Please note that in comparison with the Company's outlook released on August 1, 2007, consolidated net sales were virtually the same as the figure announced in the outlook, but operating income was significantly above target because of the effect on gains on foreign exchange, improvement in the gross margin on net sales, and other factors. In addition, recurring profit and net income were above the levels announced in the previous outlook.

<u>Sales and Operating Income by Product Segment</u>

(Figures in parentheses are changes year on year.)

<u>Musical Instruments</u>

<u>Sales of ¥170.8 Billion (+8.5%) and Operating Income of ¥18.0 Billion (+64.3%)</u>

Sales of pianos were robust in Europe and Asia (outside Japan), including China. Among electronic musical instruments, sales of digital pianos and other products were strong in overseas markets, and sales of commercial audio equipment expanded substantially overseas. In addition, sales of wind instruments held firm. Among other sales categories, revenues from educational services, including music and English-language schools, were at about the same level year on year, but revenues from content distribution were down because of the shrinkage of the mobile phone ring-tone market. For this segment as a whole, sales increased year on year. Operating income posted a marked rise over the same period of the previous year because of the gain in sales and the positive effect of currency exchange rate movements.

AV · IT Products

Sales of ¥33.7 Billion (−3.2%) and Operating Income of ¥0.8 Billion (+8.1%)

In audio products, sales of AV receivers in the North American market weakened, and sales of commercial karaoke equipment declined, resulting in an overall drop in segment sales. Operating income rose year on year, owing to an improvement in the gross margin on sales including the positive effect of currency exchange rate movements.

Electronic Equipment and Metal Products

Sales of ¥27.9 Billion (+1.3%) and Operating Income of ¥1.8 Billion (−19.4%)

In the electronic metal products business, sales increased due to price increases that reflected high raw material prices, but, in the semiconductor business, sales declined because of lower demand for LSI sound chips for mobile phones. Overall, sales of the segment were approximately the same year on year. Operating income dropped from the level of the same period of the previous year because of lower semiconductor sales and lower gross margins.

* As of March 20, 2007, a basic agreement was reached among the Company, Dowa Holdings Co., Ltd., and Dowa Metaltech Co., Ltd. to sell 90% of the shares held by the Company in Yamaha Metanix Corporation, a consolidated subsidiary engaged in the electronic metal products business. The transfer of shares is scheduled to take place on November 30, 2007.

Lifestyle-Related Products

Sales of ¥22.9 Billion (+1.8%) and Operating Income of ¥0.3 Billion (−20.2%)

Sales of system bathrooms decreased because of the decline in prices accompanying increased market competition, but sales, mainly of moderately-priced system kitchen models featuring artificial marble sinks, increased. Sales for the segment as a whole posted a slight increase year on year. Operating income declined as a result of lower gross margins on sales accompanying the rise in material prices and declining sales prices.

Recreation

Revenues of ¥8.7 Billion (– 4.1%) and an Operating Loss of ¥0.7 billion
(versus an operating loss of ¥0.6 billion for the same period of the previous year)

The number of customers at the Group's golf courses remained at about the same level as in the same period of the previous fiscal year, but the number of persons staying at Group lodging and the number of day visitors using its facilities declined, resulting in a decrease in revenues. Along with the decline in revenues, the operating loss increased.

* As of September 20, 2007, a basic agreement was reached with Mitsui Fudosan Resort Co., Ltd., regarding the sale of stock and assets of the Group's recreation business, and, on October 1, 2007, the Group transferred equity ownership in commercial properties and operating companies of four of its recreation facilities (Kiroro, Toba Hotel International, Nemunosato, and Haimurubushi).

Others

Sales of ¥16.7 Billion (+25.9%) and Operating Income of ¥1.0 billion
(versus operating income of ¥90 million for the same period of the previous year)

In the golf products business, total sales expanded due to growth in domestic sales and exports. In the metallic molds and components business, sales of magnesium molds and plastic parts both increased, and automobile interior wood components posted a major increase in sales. The segment as a whole reported a marked rise in sales, and, along with this, profitability improved.

Outlook for FY2008.3

Upward Revision of the Outlook Issued on August 1, 2007

Regarding the outlook for the full fiscal year ending March 31, 2008, although there are uncertainties, including concern about a slowdown in the U.S. economy, the musical instruments business reported gains in the first half of the fiscal year, and further improvements are expected in other businesses in the second half of the fiscal year. The previous forecast, issued on August 1, called for net sales of ¥557.0 billion, operating income of ¥32.0 billion, recurring profit of ¥30.0 billion, and net income of ¥35.5 billion. In the revised forecast, the outlook for net sales has increased to ¥558.0 billion, the outlook for operating income has been increased to ¥33.5 billion, the forecast for recurring profit boosted to ¥32.0 billion, and the forecast for net income raised to ¥38.0 billion.

Note: Figures in the text have been rounded to the nearest 0.1 billion.

For further information, please contact
Public Relations Division, Public Relations Group,
Yamaha Corporation, Tel.:+81-3-5488-6601

END